SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

AUTODESK, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

052769106
(CUSIP Number)

October 24, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
X	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052769106	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Lone Pine Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,961,827 shares of Common Stock.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,961,827 shares of Common Stock.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,961,827 shares of Common Stock.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 052769106	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Stephen F. Mandel, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,961,827 shares of Common Stock.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,961,827 shares of Common Stock.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,961,827 shares of Common Stock.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 052769106	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER

AUTODESK, INC. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

111 McInnis Parkway, San Rafael, CA, 94903

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

Lone Pine Capital LLC, a Delaware limited liability company (“Lone Pine Capital”), which serves as investment manager to Lone Spruce, L.P., a Delaware limited partnership (“Lone Spruce”), Lone Cascade, L.P., a Delaware limited partnership (“Lone Cascade”), Lone Sierra, L.P., a Delaware limited partnership (“Lone Sierra”), Lone Tamarack, L.P., a Delaware limited partnership (“Lone Tamarack”), Lone Cypress, Ltd., a Cayman Islands exempted company (“Lone Cypress”), Lone Kauri, Ltd., a Cayman Islands exempted company (“Lone Kauri”), Lone Monterey Master Fund, Ltd., a Cayman Islands exempted company (“Lone Monterey Master Fund”), and Lone Savin Master Fund, Ltd., a Cayman Islands exempted company (“Lone Savin Master Fund”, and together with Lone Spruce, Lone Cascade, Lone Sierra, Lone Tamarack, Lone Cypress, Lone Kauri, Lone Monterey Master Fund and Lone Savin Master Fund, the “Lone Pine Funds”), with respect to the Common Stock directly held by each of the Lone Pine Funds; and

Stephen F. Mandel, Jr. (“Mr. Mandel”), the managing member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respect to the Common Stock directly held by each of the Lone Pine Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, Connecticut 06830.

Item 2(c).	CITIZENSHIP

Lone Pine Capital is a limited liability company organized under the laws of the State of Delaware. Mr. Mandel is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.01 par value (the “Common Stock”)

Item 2(e).	CUSIP NUMBER

052769106

CUSIP No. 052769106	13G	Page 5 of 8 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

A. Lone Pine Capital LLC and Stephen F. Mandel, Jr.

(a) Amount beneficially owned: 11,961,827 shares of Common Stock
(b) Percent of class: 5.3%. The percentages set forth in this Item 4 and in the rest of this Schedule 13G are based upon a total of 227,236,453 shares of Common Stock outstanding as of August 27, 2014 as reported by the Issuer in its Form 10-Q filed on September 02, 2014.
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 11,961,827 shares of Common Stock
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 11,961,827 shares of Common Stock

CUSIP No. 052769106	13G	Page 6 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 052769106	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 3, 2014

By: /s/ Stephen F. Mandel, Jr.
Stephen F. Mandel, Jr., individually and as
Managing Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

CUSIP No. 052769106	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: November 3, 2014

By: /s/ Stephen F. Mandel, Jr.
Stephen F. Mandel, Jr., individually and as
Managing Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC